SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended December 31, 1997






                   ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
                             FOR SALARIED EMPLOYEES






                      ROCKWELL INTERNATIONAL CORPORATION
                        600 Anton Boulevard, Suite 700
                      Costa Mesa, California  92626-7147

                 ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR
                             SALARIED EMPLOYEES

                                     INDEX





                                                    											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT                                         1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  DECEMBER 31, 1997 AND 1996                                         2

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  DECEMBER 31, 1997 AND 1996                                     3 - 4

	NOTES TO FINANCIAL STATEMENTS                                   5 - 13

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
        DECEMBER 31, 1997                                            14


SIGNATURES                                                          S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                      S-2

INDEPENDENT AUDITORS' REPORT


To the Allen-Bradley Savings and Investment Plan for Salaried Employees and to Plan Participants:

We have audited, by fund (for December 31, 1996) and in total, the accompanying statements of net assets available for benefits of the Allen-Bradley Savings and Investment Plan for Salaried Employees as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund (for December 31, 1996) and in total, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche, LLP
Pittsburgh,Pennsylvania
June 19, 1998


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996

                                                  1997                   1996
ASSETS

   Investments:
     Master Defined Contribution Trust       $337,133,667           $          -
     Diversified fund                                   -             70,519,762
     Fixed income fund                                  -              3,957,371
     Guaranteed return fund                             -            172,537,723
     Stock Fund A                                       -             15,905,429
     Stock Fund B                                       -              3,473,310
     Stock Fund C                                       -              1,101,333
     Stock Fund D                                       -                125,562
     Intermediate term bond fund                        -              6,018,042
     Loan fund                                  5,926,371              4,459,443

      Total investments                       343,060,038            278,097,975

   Receivables
     Income                                           333                 11,455
     Employee Contributions                       851,149                761,328
     Employer Contributions                       405,290                359,272
      Total Receivables                         1,256,772              1,132,055

TOTAL ASSETS AND NET ASSETS
   AVAILABLE FOR BENEFITS                    $344,316,810           $279,230,030


See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
                                                                                        1996
                                                                               Fixed      Guaranteed   Intermediate
                                       1997          1996      Diversified     Income       Return       Term Bond
                                       Total         Total         Fund         Fund         Fund           Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR      $279,230,030  $230,361,881  $39,503,916  $ 3,040,919  $176,327,357   $5,113,196
INCOME:
  Earnings from Investments:
    Net earnings in Master
      Defined Contribution Trust     33,658,889             -            -            -             -            -
    Dividends                           355,287       205,537            -            -             -            -
    Interest                            122,130        28,681        6,093          145         3,544          214
    Net appreciation (depreciation)
      in fair value of investments     (137,286)   24,005,727    9,594,160      157,294    11,609,299      158,778
      Total earnings from
         investments                 33,999,020    24,239,945    9,600,253      157,439    11,612,843      158,992

  Contributions:
    Employer                         12,564,296    10,726,735            -            -             -            -
    Participants                     26,283,019    24,304,980   12,549,507      787,458     9,126,179    1,145,500
      Total contributions            38,847,315    35,031,715   12,549,507      787,458     9,126,179    1,145,500
      Total income                   72,846,335    59,271,660   22,149,760      944,897    20,739,022    1,304,492

EXPENSES:
  Payments to participants
   or beneficiaries                  15,330,226    13,006,394      442,095      101,181    11,567,464       25,090
  Administrative Expenses                     -        32,117            -       32,117             -            -
       Total expenses                15,330,226    13,038,511      442,095      133,298    11,567,464       25,090

NET INCOME (LOSS)                    57,516,109    46,233,149   21,707,665      811,599     9,171,558    1,279,402

Net transfers between the funds               -             -    9,785,242   (2,558,871)  (12,704,185)    (338,463)
Transfers to (from) the Plan          7,570,671     2,635,000      (66,493)   2,663,842             -            -
      Total transfers                 7,570,671     2,635,000    9,718,749      104,971   (12,704,185)    (338,463)

NET INCREASE (DECREASE)              65,086,780    48,868,149   31,426,414      916,570    (3,532,627)     940,939

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR            $344,316,810  $279,230,030  $70,930,330  $ 3,957,489  $172,794,730   $6,054,135

See notes to financial statements.                           -3-

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996 (CONT'D.)
                                                                        1996
                                            Stock          Stock       Boeing     Boeing
                                             Fund          Fund        Stock      Stock          Loan
                                               A             B         Fund C     Fund D         Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR            $ 4,332,431   $         -   $        -  $      -     $2,044,062
INCOME:
  Earnings from Investments:
    Net earnings in Master Defined
     Contribution Trust
    Dividends                                196,812   $     8,725                                     -
    Interest                                  13,585         5,100                                     -
    Net appreciation in fair
      value of investments                 2,152,233       208,681   $  112,460  $  12,822             -
      Total earnings from
         investments                       2,362,630       222,506      112,460     12,822             -
  Contributions:
    Employer                              10,726,735             -            -
    Participants                                   -       696,336            -          -             -
      Total contributions                 10,726,735       696,336            -          -             -

      Total income                        13,089,365       918,842      112,460     12,822             -
EXPENSES:
  Payments to participants
   or beneficiaries                          184,085        10,137            -          -       676,342
  Administrative expenses                          -             -            -          -             -
      Total expenses                         184,085        10,137            -          -       676,342
NET INCOME (LOSS)                         12,905,280       908,705      112,460     12,822      (676,342)
Net transfers between the funds               (5,906)    2,730,460            -          -     3,091,723
Transfers to (from) the Plan                (965,452)      (98,510)     988,873    112,740             -

      Total transfers                       (971,358)    2,631,950      988,873    112,740     3,091,723

NET INCREASE                              11,933,922     3,540,655    1,101,333    125,562     2,415,381

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                  $16,266,353   $ 3,540,655   $1,101,333  $ 125,562    $4,459,443

See notes to financial statements.                       -4-

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
1.	DESCRIPTION OF PLAN
	The following brief description of the Allen-Bradley Savings and Investment Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution savings plan established by Allen-Bradley Company, Inc. (the "Company"). The Company is a wholly-owned subsidiary of Rockwell International Corporation
("Rockwell").  The Savings Plan Benefit Committee and the Plan
Administrator control and manage the operation and administration of the Plan.  Wells Fargo, N.A. is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security
Act of 1974.
	The Plan's investments have been transferred into the Master Defined Contribution Trust ("Master Trust"). With the exception of the participant loan fund, which was held outside the Master Trust at
December 31, 1997, and the Rockwell and Boeing stock funds which were transferred into the Master Trust in September 1997 and the Meritor stock funds which were received in the Master Trust in October 1997, all other funds of the Plan were included in the Master Trust on
January 1, 1997.  See Footnote 5 for additional information.  The
Master Trust consists of ten funds:  (i) the Fixed Income Fund, which invests primarily in debt securities with maturities of three years or less; (ii) the Diversified Fund, which invests primarily in equity securities; (iii) the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; (iv) the Intermediate
Term Bond Fund, which invests in U. S. Treasury and government agency bonds and corporate debt with intermediate maturities averaging five years or less; (v) Stock Funds A and B, which invest in or hold the common stock and the Class A Common Stock of Rockwell; (vi) Stock
Funds C and D which invest in or hold the Common Stock of The Boeing
Company ("Boeing"); and (vii) Stock Funds E and F which invest in or hold Common Stock of Meritor Automotive, Inc. ("Meritor").  See
Footnote 6 for additional information regarding Boeing and Meritor.
The Rockwell Class A Common Stock was converted to Common Stock effective February 23, 1997.
b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan.  Participant contributions can be made either before or after U.S. federal taxation of a
participant's compensation.  However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-highly compensated participants and to 8% for highly compensated participants.  In addition, the Company is required to contribute out of its current or accumulated earnings and profits, but not otherwise, a variable amount equal to 50% to 100% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 6% of a participant's compensation, less the amount of any forfeitures as provided by the Plan. The percentage match is determined based on consolidated net sales growth of Rockwell Automation. Company contributions are made in the form of cash or common stock of Rockwell or any combination thereof.  Effective
January 1, 1998, the Company matching contribution to the Plan will no longer be variable based on growth in sales.  Rockwell will contribute an amount equal to 50% of the first 6% of eligible compensation contributed by participants.
c.	Investment Elections - Participants may elect to have their
participant contributions made to (i) the Fixed Income Fund; (ii) the Diversified Fund; (iii) the Guaranteed Return Fund; (iv) the
Intermediate Bond Fund; (v) the Stock Fund B; or in 5% increments among any or all of the above funds.  Company contributions are made entirely to the Rockwell Stock Fund A. Participants with units in the Guaranteed Return Fund may annually elect to convert all or a part of their percentage interest in a guaranteed investment contract into units in other funds as the insurance contracts held within the
Guaranteed Return Fund expire.  Participants may not elect to contribute to the Boeing or Meritor Stock funds
d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of each business day.  However, voting rights are extended to participants in proportion to their interest in Rockwell
Common Stock held in Stock Fund A and Stock Fund B, as represented by common units.  Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
e. Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Vesting in the
Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service.  A participant is 100 percent vested after five years of credited service.  Partial vesting occurs at a rate of 20% per year of credited service.
Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.
f. Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account.  Interest is charged at a rate equal to the prime rate plus
1%.  The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account.  Participants may have only one outstanding loan at a time.
g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures remain in the Plan and subsequently are used to reduce the Company's contributions to the
Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.
h.	Benefit Claims Payable - Distributions and withdrawals from
participants' accounts may be made at any time.  Effective October 1,
1997, the Plan changed to daily processing of all transactions.  As a result, at December 31, 1997 there were no amounts due to participants who had withdrawn from the Plan. As of December 31, 1996, net assets available for benefits included benefits of $1,203,020, due to participants who had withdrawn from participation in the Plan or who had requested partial distributions.
i.	Priorities Upon Termination of the Plan - The Company has the
authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested.
Benefits under the Plan will be provided solely from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	The investments held in the Master Trust (1997 see footnote 5) and the investments held individually by the Plan in 1996 were valued as follows:

a. Valuation of Guaranteed Return Fund (formerly "Pooled Insurance Contract Fund") - At December 31, 1997 and 1996, the investment in the Guaranteed Return Fund is valued at fair value. In September 1994, the American Institute of Certified Public Accountants issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and

Defined Contribution Plans" ("SOP").  The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value.  According to the provisions of SOP 94-4, the pooled insurance contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statements of net assets available for benefits at December 31, 1997 and 1996.  The crediting interest rates for the contracts ranged from
5.84% to 6.84% in 1997, and the crediting interest rate at December
31, 1996 was 6.27%.
b.	Valuation of Fixed Income Fund, the Intermediate Term Bond Fund and
the Diversified Fund (Pooled Investment Funds) - Investments in the Fixed Income Fund, the Intermediate Term Bond Fund and the Diversified Fund are stated at fair value based on quoted market prices reported on the last business day of the Plan's year.
c.	Valuation of Money Market Fund - Investments in the money market fund are stated at fair value, which is equivalent to cost.
d.	Valuation of Rockwell Common Stock, Boeing Common Stock and Meritor
Common Stock - Investments in Rockwell, Boeing and Meritor Common
Stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.
e.	Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.
f. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the
Plan's net assets available for benefits during the reporting period.
Actual results could differ from those estimates.
3.	UNIT VALUES

Participation units outstanding and participants' equity per unit at
December 31, 1996 is as follows:
                                                           Participants'
                                                             Equity Per
        1996                       Units Outstanding           Unit
Guaranteed Return Fund                 156,405,352             $1.092
Fixed Income Fund                        3,578,602              1.073
Diversified Fund                        58,284,436              1.227
Intermediate Term Bond Fund              5,787,393              1.056
Rockwell Stock Fund A                   13,381,817              1.222
Rockwell Stock Fund B                    3,578,925              1.067
Boeing Stock Fund C                        987,457              1.114
Boeing Stock Fund D                        238,553              1.114

-8-

4.	TAX STATUS
	The Plan obtained its latest determination letter in 1996, in which the
Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and
Miscellaneous Revenue Act of 1988.  The Company voluntarily requested to correct the defect under the Closing Agreement Program of the Internal
Revenue Service.  Under this program, the Company amended the Plan on
September 28, 1995, to bring the Plan into compliance.  On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax
Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988
with respect to plan years beginning after December 31, 1986.  As part of the agreement, the Company paid $67,500 in penalties.

	The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal
Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1997. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.	MASTER DEFINED CONTRIBUTION TRUST
	At December 31, 1997, with the exception of the participant loan fund, the
Plan's investment assets are held in the Master Defined Contribution Trust account (Master Trust) at Wells Fargo, N.A. Use of the Master Trust
permits the  commingling of  the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes.  Although assets are commingled in the Master Defined
Contribution Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net earnings of the investment accounts to the various participating trusts.

	The investment accounts of the Master Defined Contribution Trust are valued at fair value at the end of each day. The net gain or loss of the accounts for each day is allocated by the trustee to each participating trust based on the relationship of the interest of each trust to the total of the interests of all participating trusts. If available, quoted market prices are used to value investments at fair value. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Defined Contribution
Trust are the same as those discussed in Footnote 1.






-9-

	The net assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                                1997
     Assets:
       Cash and equivalents                               $  151,789,487
       U.S. Government securities                             52,855,764
       Corporate bonds and debentures                         16,296,122
       Corporate stocks                                    3,225,666,216
       Guaranteed investment contracts                       446,246,073
       Accrued income                                          2,117,905
         Total assets and net assets
            available for benefits                        $3,894,971,567

	The net investment gain of the Master Trust for the year ended December
31, 1997 is summarized as follows:
                                                               1997
     Interest                                            $   36,452,298
     Dividends                                               22,897,520
     Net appreciation (depreciation)
       U.S. Government securities                              (412,594)
       Corporate bonds and debentures                           301,248
       Common stocks                                        (54,950,172)
          Total investment gain                           $   4,288,300

	The Plan's interest in the total Master Defined Contribution Trust as a percentage of net assets of the Master Defined Contribution Trust was approximately 9% at December 31, 1997.

	Prior to the transfer of assets to the Master Defined Contribution Trust in 1997, income of $477,417 and net depreciation of $137,286 occurred in the various equity funds.

6.	CHANGES IN THE PLAN
	On December 6, 1996, Rockwell divested its former Aerospace and Defense businesses to Boeing by means of a merger in which the predecessor corporation became a wholly-owned subsidiary of Boeing.  As a result of this transaction, participants of the Plan received .042 shares of Boeing common stock for each share of Rockwell common stock which they held as of the transaction date.  Also effective December 6, 1996, Boeing Stock Funds
C and D, representing Company matching and participant contribution accounts, respectively, were added to the Plan to hold the shares of
Boeing Common Stock.

	Effective October 1, 1997 the Plan moved from monthly valuations to daily valuations. Most transactions are processed on the date received, provided they are received prior to the close of the New York Stock
Exchange.





-10-

	On September 30, 1997, Rockwell spun-off its Automotive business into an independent, separately traded, publicly held company, Meritor Automotive, Inc. (Meritor) and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common
Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also effective September 30, 1997, Meritor Stock
Funds E and F, consisting of Meritor Common Stock, have been added to the plan. Effective October 1, 1997 participants may elect to transfer all or a portion of their account balances in Meritor Stock Fund E and Stock Fund
F to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

	Effective January 1, 1998 participants may elect to transfer all or a portion of their account balances in Boeing Stock Funds C and D to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

	Participants should refer to the Plan document for more complete information regarding changes in the Plan.































-11-

8.	RECONCILIATION OF STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS TO FORM 5500 AS OF DECEMBER 31, 1996
                                                                                         Rockwell      Rockwell
                                                             Fixed       Guaranteed        Stock         Stock
                                Total per     Diversified    Income        Return          Fund          Fund
                                Form 5500         Fund        Fund          Fund             A             B
INVESTMENTS:

  Money market funds           $    523,381  $       264   $       22   $          -    $    80,607   $  442,465
  Pooled investment funds        80,494,866   70,519,498    3,957,349              -             -            -
  Group annuity contracts       172,537,723           -             -    172,537,723
  Corporate stock - common       20,082,562           -             -              -     15,824,822    3,030,845
  Loans to participants           4,459,443           -                            -              -            -

     Total investments         $278,097,975  $70,519,762   $3,957,371   $172,537,723    $15,905,429   $3,473,310

8.	RECONCILIATION OF STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS TO FORM 5500 AS OF DECEMBER 31, 1996
	(CONTINUED)
                                       Boeing          Boeing
                                        Stock           Stock        Intermediate
                                        Fund            Fund          Term Bond            Loan
                                          C               D              Fund              Fund
INVESTMENTS:
  Money market funds                 $        -       $      -        $       23        $        -
  Pooled investment funds                     -              -         6,018,019                 -
  Group annuity contracts                     -              -                 -                 -
  Corporate stock - common            1,101,333        125,562                 -                 -
  Loans to participants                       -              -                 -         4,459,443

     Total investments               $1,101,333       $125,562        $6,018,042        $4,459,443























-13

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
Column A          Column B                    Column C                   Column D    Column E
                                      Description of investment
              Identity of issue,      including collateral, rate
              borrower, lessor        of interest, maturity date,                     Current
              or similar party           par or maturity value             Cost        Value

  *           Wells Fargo, N.A.       Master Defined Contribution
                                        Trust                         $284,331,694  $337,133,667


  *           Participant Loans       Participant Loans; Prime rate
                                        plus 1% due 12 to 120 months
                                        from date of loan                5,926,371     5,926,371


                                         Total Investments            $290,258,065  $343,060,038


*Party-in-interest

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated November 27, 1996, with respect to the Securities covered thereby, of our report dated June 19, 1998, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Salaried Employees for the year ended December 31, 1997.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 25, 1998

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                           ALLEN-BRADLEY SAVINGS AND INVESTMENT
                                                PLAN FOR SALARIED EMPLOYEES


                                               By    Alfred J. Spigarelli
                                                     Alfred J. Spigarelli
                                                      Plan Administrator



Date:June 25, 1998